03019079

P.E.
12-31-02
MAR 28 2003
1086
ARS

ANNUAL REPORT 2002



PROCESSED
MAR 31 2003
THOMSON
FINANCIAL

First Franklin Corporation

First Franklin Corporation

Table of Contents

Stockholder Information

2002 Earnings per share	$0.65
2002 Dividends declared per share	$0.30
Book value per share (1)	$14.33
Market value per share (2)	$13.50
Common shares outstanding (1)	1,635,171

(1) At December 31, 2002
(2) Nasdaq Closing Sale Price on December 31, 2002

SEC MAIL RECEIVED PROCESSING 2003 WASH. D.C. 187

Franklin Savings Locations

Corporate Office
4750 Ashwood Drive
Cincinnati, OH 45241
(513) 469-8000 FAX: (513) 469-5360

Branch Offices

Anderson
7944 Beechmont Avenue 45255
(513) 474-3750

Delhi
5015 Delhi Pike 45238
(513) 451-5252

Forest Park
Promenade Shopping Center
1100 West Kemper Road 45240
(513) 851-0400

O'Bryonville
2000 Madison Road 45208
(513) 321-0235

Roselawn
Valley Shopping Center
7615 Reading Road 45237
(513) 761-1101

Sharonville
11186 Reading Road 45241
(513) 563-6060

Western Hills
5791 Glenway Avenue 45238
(513) 471-7300

DirectTeller®
1-800-436-5100

www.franklinsavings.com

EQUAL HOUSING LENDER · FDIC INSURED · MEMBER FEDERAL HOME LOAN BANK SYSTEM

DirectTeller® is the registered Trademark of DirectTeller Systems, Inc.

Letter To Our Shareholders

Dear Shareholder:

At the beginning of this millennium, First Franklin Corporation and Franklin Savings and Loan made a commitment to continue in the footsteps of the founders of this Company. This commitment to keeping friendly, neighborhood banking with a personal and professional touch prevalent in Cincinnati has brought Franklin Savings to new heights.

Following the opening of a new branch location in Anderson Township on the east side of Cincinnati in 2001, Franklin Savings is staying their course with the renovation and updating of our Sharonville location in May of 2002. This longstanding Franklin location in the heart of Sharonville now serves as a gateway to the community's business district. A drive-thru window, drive up ATM, and expanded parking illustrates Franklin's commitment to better serve our customers as well as the greater good of the community.

2002 has also seen a windfall in the lending side of Franklin Savings. Loan originators have been added to the Franklin staff to initiate and facilitate loans. Department staff has also been increased to aid in the processing of the high volume of loan products being produced. Mortgage production rose 42% in number and 25% in dollar volume resulting in all time highs for our Company.

As Franklin Savings embarks on our 120th year in business, First Franklin Corporation strives to promote the underlying objective of providing state-of-the-art banking products and services with the friendly, neighborhood touch that has become the hallmark of Franklin Savings. Here Today, Here Tomorrow is not just a tag line for Franklin Savings. It is a belief - a belief that banking does not have to be impersonal and intimidating to the customer. At Franklin Savings customers are known by their first names, not by their mother's maiden names.

This commitment to the good of the customer continues to be evident in the expansion and growth of Franklin Savings under First Franklin's guidance. First Franklin's in-depth strategic planning and implementation is evident in the recently opened, new, state-of-the-art facility to better serve the residents of Western Hills. Franklin is now taking this step to better serve our west side customers with this new facility and to provide a great banking experience for the community.

I regret to inform you that Father James E. Hoff, S.J. has resigned from his seat on our Board of Directors to devote his efforts to teaching and to not for profit organizations. As you may recall, Fr. Hoff recently retired as President of Xavier University and is currently the University's Chancellor. Your Board of Directors has appointed the Reverend Donald Evans Newberry, Sr., a director of Franklin Savings since 1996 and Pastor of Lee Chapel AME Church for over 40 years.

It is with a great sense of sorrow and regret that I inform you of the recent death of Director James E. Cross. Mr. Cross has served First Franklin as a director since 1996 and a director of Franklin Savings since 1978. Your Board of Directors has appointed Mary W. Sullivan to fill this vacancy. Ms. Sullivan is a practicing attorney in Cincinnati and has been a member of the Board of Directors of Franklin Savings since 1996.

We are truly grateful and most appreciative for the dedicated service and counsel of both Fr. Hoff and Mr. Cross.

We thank you, First Franklin shareholders, for your continued confidence in our efforts to meet and exceed our mission. This confidence is what empowers First Franklin and Franklin Savings to strive to provide much-desired friendly, neighborhood banking while continuing to expand and grow to better serve our community.



Respectfully submitted,

Thomas H. Siemers

Thomas H. Siemers
President and CEO

SELECTED FINANCIAL DATA

	As of December 31,				
	2002	2001	2000	1999	1998
			(In thousands)		
Financial Condition Data:					
Total assets	$ 282,184	$ 279,696	$ 277,694	$ 250,205	$ 240,315
Cash	15,237	21,042	1,351	3,688	8,369
Loans receivable, net	187,754	202,555	206,040	167,601	150,179
Mortgage-backed securities					
Available-for-sale	17,939	14,097	30,993	39,342	43,522
Held-to-maturity	4,351	7,423	11,145	13,596	12,355
Investments					
Available-for-sale	45,935	24,328	19,940	19,197	19,125
Deposit accounts	219,084	208,938	185,530	191,673	202,261
Borrowings	37,436	46,488	68,978	37,110	15,576
Stockholders' equity	23,427	22,204	21,312	19,755	20,941

	For the year ended December 31,				
	2002	2001	2000	1999	1998
			(In thousands)		
Operations Data:					
Total interest income	$ 17,054	$ 18,938	$ 18,831	$ 16,131	$ 16,593
Total interest expense	11,597	13,430	12,672	10,263	10,690
Net interest income	5,457	5,508	6,159	5,868	5,903
Provision for loan losses	105	65	84	(103)	74
Net interest income after provision for loan losses	5,352	5,443	6,075	5,971	5,829
Noninterest income	2,059	1,147	670	646	1,124
Noninterest expense	5,829	4,909	4,577	4,520	4,211
Income before taxes	1,582	1,681	2,168	2,097	2,742
Provision for federal income tax	516	534	707	686	909
Net income	$ 1,066	$ 1,147	$ 1,461	$ 1,411	$ 1,833
Other Data:					
Interest rate spread during period	1.84%	1.79%	2.02%	2.19%	2.23%
Interest rate spread at end of period	2.15	1.78	2.01	2.30	2.24
Return on assets	0.38	0.42	0.56	0.59	0.78
Return on equity	4.72	5.18	7.22	6.95	8.62
Dividend payout ratio	45.87	42.22	33.16	35.08	27.76
Equity to assets ratio	8.30	7.94	7.67	7.90	8.71
Ratio of average interest-earning assets to average interest-bearing liabilities	104.76	105.58	107.38	107.40	107.76
Non-performing assets as a percent of total assets at end of period	0.86	0.43	0.37	0.37	0.68
Full service offices	7	7	6	6	7
Per Share Data:					
Net income per common share Basic	$0.65	$0.71	$0.90	$0.85	$1.05
Diluted	$0.65	$0.71	$0.90	$0.85	$1.05
Book value per common share	$14.33	$13.75	$13.21	$12.12	$12.29

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

First Franklin Corporation ("First Franklin" or the "Company") is a savings and loan holding company that was incorporated under the laws of the State of Delaware in September 1987 by authorization of the Board of Directors of the Franklin Savings and Loan Company ("Franklin"). The Company acquired all of the common stock of Franklin issued in connection with its conversion from the mutual to stock form of ownership, which was completed on January 25, 1988.

First Franklin's mission is to maximize the value of the Company for shareholders by adhering to the following values:

1. Exceed customers' expectations regarding service and products.
2. Achieve success through our employees' efforts.
3. Shareholder satisfaction will enable us to continue serving our customers.
4. Support the communities we serve.
5. Combine business success with integrity.

The Company's operating philosophy is to be an efficient and profitable financial services organization with a professional staff committed to maximizing shareholder value by structuring and delivering quality services that attract customers and satisfy their needs and preferences. Management's goal has been to maintain profitability and a strong capital position. It seeks to accomplish this goal by pursuing the following strategies: (i) emphasizing real estate lending in both the residential and commercial mortgage markets, (ii) managing liability pricing, (iii) controlling interest rate risk, (iv) controlling operating expenses, (v) using technology to improve employee efficiency, and (vi) maintaining asset quality.

As a Delaware corporation, the Company is authorized to engage in any activity permitted by the Delaware General Corporation Law. As a unitary savings and loan holding company, the Company is subject to examination and supervision by the Office of Thrift Supervision ("OTS"), although the Company's activities are not limited by the OTS as long as certain conditions are met. The Company's assets consist of cash, interest-earning deposits, and investments in Franklin, DirectTeller Systems Inc. ("DirectTeller") and Financial Institutions Partners III, L.P. ("FIP III").

Franklin is an Ohio chartered stock savings and loan headquartered in Cincinnati, Ohio. It was originally chartered in 1883 as the Green Street Number 2 Loan and Building Company. The business of Franklin consists primarily of attracting deposits from the general public and using those deposits, together with borrowings and other funds, to originate and purchase investments and real estate loans. Franklin operates seven banking offices in Hamilton County, Ohio through which it offers a full range of consumer banking services, including mortgage loans, home equity and commercial lines of credit, credit and debit cards, checking accounts, auto loans, savings accounts, automated teller machines, a voice response telephone inquiry system and an internet-based banking system which allows its customers to transfer funds between financial institutions, pay bills, transfer funds between Franklin accounts, download account and transaction information into financial management software programs and inquire about account balances and transactions. To generate additional fee income and enhance the products and services available to its customers, Franklin also offers annuities, mutual funds and discount brokerage services in its offices through an agreement with a third party broker dealer.

Franklin has one wholly owned subsidiary, Madison Service Corporation ("Madison"). Madison was formed in 1972 to allow Franklin to diversify into certain types of business that, by regulation, savings and loans were unable to enter. At the present time, Madison's assets consist solely of cash and interest-earning deposits. Its only sources of income are the interest earned on these deposits and the fees received as a result of the agreement with the third party broker dealer that provides the discount brokerage services at Franklin's offices.

First Franklin owns 51% of DirectTeller's outstanding common stock. DirectTeller was formed in 1989 by the Company and DataTech Services Inc. to develop and market a voice response telephone inquiry system to allow financial institution customers to access information about their accounts via the telephone and a facsimile machine. Franklin currently offers this service to its customers. The inquiry system is currently in operation at Intrieve Inc., a computer service bureau which offers the DirectTeller system to the financial institutions it services. The agreement with Intrieve gives DirectTeller a portion of the profits generated by the use of the inquiry system by Intrieve's clients. At the present time, DirectTeller is developing a new product that will compliment the current system.

FIP III is a limited partnership that invests primarily in equity securities of publicly-traded financial institutions. The Company has invested $1.5 million in the partnership. At December 31, 2002, the Company's pro-rata interest in the partnership, as estimated by Hovde Financial Inc., the general partner, had a net asset value of approximately $2.11 million. There is not a readily determinable market for First Franklin's ownership interest in this partnership.

In January 2002, management and the Board of Directors reviewed the Company's strategic plan and established various strategic objectives for the next two years. The primary objectives of this plan are profitability, independence, capital adequacy and enhancing shareholder value. These objectives will be accomplished through commercial real estate loan growth, the use of technology to improve efficiency and/or customer service and maintaining interest rate risk at or above levels required by the OTS.

During 2001, Franklin opened a full service branch at 7944 Beechmont Avenue, Cincinnati, Ohio and acquired the property in the rear of its branch located at 11186 Reading Road, Cincinnati, Ohio so that it could construct a drive-thru facility with an ATM at that location. During November 2002, Franklin sold its branch office located at 5119 Glenway Avenue, Cincinnati at a profit of approximately $300,000. It is currently renting that property from the new owner until construction of its new office at 5791 Glenway Avenue is completed during the first quarter of 2003. The new property has higher visibility and will allow Franklin to provide a drive-thru window, safe deposit boxes and an ATM, which are not possible at the current location. Franklin has a long term land lease on the new property. Operating expenses at this new office will be approximately $90,000 per year greater than the operating expenses at the current office.

Since the results of operations of Madison, DirectTeller and FIP III have not been material to the operations and financial condition of the Company, the following discussion focuses primarily on Franklin.

ASSET/LIABILITY MANAGEMENT

Asset and liability management is the process of balancing the risk and the return factors of a variety of financial decisions. Decisions must be made on the appropriate level of interest rate risk, prepayment risk and credit risk. In addition, decisions must be made on the pricing and duration of assets and liabilities and the amount of liquidity. The overall objective of the Company's asset and liability management policy is to maximize long-term profitability and return to its investors.

Managing interest rate risk is fundamental to banking. Financial institutions must manage the inherently different maturity and repricing characteristics of their lending and deposit products to achieve a desired level of earnings and to limit their exposure to changes in interest rates. Franklin is subject to interest rate risk to the degree that its interest-bearing liabilities, consisting principally of customer deposits and borrowings, mature or reprice more or less frequently, or on a different basis, than its interest-earning assets, which consist of mortgage loans, mortgage-backed securities, consumer loans, corporate debt securities and U.S. Treasury and agency securities. While having liabilities that mature or reprice more rapidly than assets may be beneficial in times of declining interest rates, such an asset/liability structure may have the opposite effect during periods of rising interest rates. Conversely, having assets that reprice or mature more rapidly than liabilities may adversely affect net interest income during periods of declining interest rates.

The amount of interest rate risk an instrument is subject to is determined by several factors. These factors include: lag, repricing, basis, prepayment, and lifetime cap risk. These risks are described in further detail in the following paragraphs.

> Lag risk. Lag risk results from the inherent timing difference between the repricing of adjustable-rate assets and liabilities. Lag risk can produce short-term volatility in net interest income during periods of interest rate movements even though the effect of this lag generally balances out over time. One example of lag risk is the repricing of assets indexed to the treasury constant maturity ("CMT"). The CMT index is based on a moving average of rates outstanding during the previous twelve months. A sharp movement in interest rates in a month will not be fully reflected in the index for twelve months resulting in a lag in the repricing of loans and securities based on this index. This contrasts with borrowings which generally reprice monthly, based on current market interest rates.

Repricing risk. Repricing risk is caused by the mismatch in the maturities and/or repricing periods between interest-earning assets and interest-bearing liabilities.

Basis risk. Basis risk results from assets and liabilities reacting differently to interest rate movements due to their dependency on different indices. For example, most of Franklin's adjustable-rate loans are indexed to Prime or Treasury based indexes such as the CMT, while the rates on borrowings are normally derived from the London Interbank Offered Rates ("LIBOR") and deposit rates are normally determined by local competition.This results in basis risk since the loan indices may move at a different rate or in a different direction than the indices associated with our borrowings or deposits.

Prepayment risk. Prepayment risk results from the ability of customers to pay off their loans prior to maturity. Generally, prepayments increase in falling interest rate environments and decrease in rising interest rate environments. In falling interest rate environments, this normally results in the prepayment and refinancing of existing fixed- and adjustable-rate loans to lower coupon, fixed-rate mortgage loans. This phenomenon, when combined with our policy of selling most of our fixed-rate loan production, may make it difficult to increase or even maintain the size of our loan portfolio during these periods. These additional sales may generate gains on sale offsetting some of the reduction in the net interest margin. In rising interest rate environments, the decline in prepayments would normally result in an increase in the size of the loan portfolio, and may increase the percentage of adjustable-rate loans that are originated.

Lifetime cap risk. The lifetime interest rate cap on adjustable-rate loans held in the portfolio introduces another element of interest rate risk to earnings. In periods of rising interest rates, it is possible for the fully indexed interest rate (index rate plus the margin) to exceed the lifetime interest rate cap. This feature prevents the loan from repricing to a market rate, thus adversely impacting net interest income in periods of relatively high interest rates. Typically, the lifetime cap is 600 basis points above the initial rate. The lifetime caps on our existing loans would not have a material adverse effect on net interest income unless interest rates increased substantially from current levels.

To mitigate the impact of changes in market interest rates on our interest-earning assets and interest-bearing liabilities, we attempt to manage the amounts and maturities of these assets and liabilities. A key component of this strategy is the origination and retention of short-term and adjustable-rate assets and the origination and sale of fixed-rate loans. We retain short-term and adjustable-rate assets because they have repricing characteristics that more closely match the repricing characteristics of our liabilities.

To further mitigate the risk of timing differences in the repricing of assets and liabilities, our interest-earning assets are matched with interest-bearing liabilities that have similar repricing characteristics. For example, the interest rate risk of holding fixed-rate loans is managed with long-term deposits and borrowings, and the risk of holding ARMs is managed with short-term deposits and borrowings. Periodically, mismatches are identified and addressed by adjusting the repricing characteristics of our interest-bearing liabilities.

During 2002, Franklin, like many financial institutions, was unable to attract a significant amount of long-term deposits as customers opted to pursue short-term investments so they would be poised to take advantage of rates when they rise. As a result, Franklin experienced a $22.53 million increase in low cost core deposits. It can be anticipated that when deposit rates do increase, some of these core deposit balances will shift to certificates or other higher-yielding investments. The low rates also had an effect on Franklin's assets as consumers took advantage of the low rates to lock in long-term fixed-rate mortgages and yields on adjustable-rate loans declined. Franklin sold $37.80 million of fixed-rate mortgages during this period. This contributed to a $14.80 million decline in net loans receivable.

The following table utilizes the "net portfolio value" methodology to illustrate the impact on Franklin's net interest income of specified interest rate scenarios at December 31, 2002:

Change in interest rates (basis points)	Net interest income Estimated $ value	$ Change from constant	% Change from constant	Net portfolio value Estimated $ value	NPV ratio	Policy guidelines
		(Dollars in thousands)				
+300	$6,573	$ (2)	(0.03)%	$ 14,691	5.35%	4.00%
+200	6,722	147	2.24	17,199	6.15	5.00
+100	6,688	113	1.73	18,767	6.60	6.00
0	6,575	0	0	19,675	6.82	6.75
-100	6,467	(108)	(1.64)	17,696	6.10	7.50

Net portfolio value (NPV) is the difference between the present value of Franklin's interest sensitive assets and the present value of its interest sensitive liabilities. With the NPV methodology, Franklin attempts to measure the change in net interest income that would result from a change in its net portfolio value in the event of an instantaneous shift in the Treasury yield curve of plus or minus 100, 200 and 300 basis points. An NPV has not been calculated for a change of minus 200 or 300 basis points because it is not possible for rates to decline 200 or 300 basis points from current levels. The changes in the NPV and net interest income shown in the table were calculated using a simulation program. This simulation uses various assumptions, which may or may not prove to be accurate, concerning interest rates, loan prepayment rates, growth, and the rollover of maturing assets and liabilities consistent with the current economic environment. These exposure estimates are not exact measures of Franklin's actual interest rate risk, but they are indicators of a sensitivity to changes in rates.

In response to the OTS' concerns about its interest rate risk position, during the fourth quarter of 1999, Franklin implemented several initiatives to improve its interest rate sensitivity. In May 2000, Franklin submitted an Interest Rate Risk Compliance Plan to the OTS outlining those initiatives. Having accomplished the objectives of the Compliance Plan, the OTS released Franklin from the Plan during September 2002. Those initiatives included lenghtening the maturities of its liabilities, which Franklin undertook by emphasizing thirty-nine month and five year certificates of deposit, and shortening the maturities of its assets, which Franklin has addressed by limiting the origination of fixed-rate mortgages for retention in the portfolio and emphasizing the origination of one, three, and five-year adjustable-rate mortgages. In addition, commercial and multi-family real estate loans were originated with shorter maturities and balloon payments due in five years or less. More emphasis has been placed on the origination of home equity lines of credit and adjustable-rate second mortgages, which are normally originated at higher rates than first mortgage loans.

As a result of these initiatives, Franklin is currently rated in the most favorable interest rate risk category under OTS guidelines. The composition of the loan portfolio has gone from 33% adjustable, 56% fixed and 11% balloons at December 31, 1999 to 67% adjustable, 25% fixed and 8% balloons at December 31, 2002. During the same time frame, core deposits have increased to 36% of total deposits from 24% at December 31, 1999 and certificates with original maturities of three years or more have increased to 40% of total deposits at December 31, 2002 from 24% at December 31, 1999. Because adjustable-rate mortgage loans (ARMs) are normally originated at rates lower than fixed-rate loans and longer term certificates normally have higher rates than shorter term certificates, these initiatives have had a negative impact on net interest income.

Another measure of the sensitivity of earnings to interest rate changes is the difference, or "gap," between the amount of assets and liabilities scheduled to reprice within the same period expressed as a percentage of assets, based on certain assumptions. Generally, the lower the amount of this gap, the less sensitive the Company's earnings are to interest rate changes. A positive gap means an excess of assets over liabilities repricing during the same period.

Certain shortcomings are inherent in the "gap" method of analysis presented below. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may have different basis risk which may cause them to react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while others may lag behind changes in market interest rates. The table below reflects estimates as to the periods to repricing at a particular point in time. Among the factors considered are current trends and historical repricing experience with respect to particular or similar products. For example, savings, money market and NOW accounts may be withdrawn at any time, but based on historical experience, it can be assumed that all customers will not withdraw their funds on any given day, even if market interest rates change substantially.

The table below sets forth Franklin's interest rate sensitivity gap as of December 31, 2002. As shown below, the one year cumulative gap is $60.77 million. This positive gap indicates that more assets are scheduled to reprice during the next year than liabilities. Generally, this would indicate that net interest income would decrease as rates decline and, conversely, increase as rates rise. A prolonged period of falling interest rates, such as experienced during 2002, could be expected to adversely affect the Company's earnings while improving its interest rate risk position.

	3 months or less	4 to 6 months	7 to 12 months	1 to 3 years	3 to 5 years	5 to 10 years	10 to 20 years	>20 years	Total
					(In thousands)				
Assets:									
Real estate loans;									
One- to four-family									
Adjustable-rate	$19,576	15,779	19,153	12,828					67,336
Fixed-rate	5,892	5,121	8,317	17,273	5,536	2,337	67		44,543
Construction loans	2,727								2,727
Multi-family and non-residential									
Adjustable-rate	5,959	5,074	7,977	14,685	3,296				36,991
Fixed-rate	1,971	1,651	2,538	4,444	980	193			11,777
Consumer loans	17,218	90	164	471	129				18,072
Commercial loans	4,856	80	145	166					5,247
Mortgage-backed securities	7,594	4,782	7,120	1,801	546	212	11		22,066
Investments	17,610		250	2,741	11,851	14,647	15,803		62,902
Total rate sensitive assets	$83,403	32,577	45,664	54,409	22,338	17,389	15,881	0	271,661
Liabilities:									
Fixed maturity deposits	$20,043	19,911	30,797	52,845	15,695				139,291
Transaction accounts	591	571	1,087	3,690	2,825	4,495	3,488	1,245	17,991
Money market deposit accounts	1,845	1,717	3,084	8,722	4,906	4,811	1,413	84	26,582
Passbook accounts	2,066	1,923	3,454	9,769	5,495	5,389	1,582	94	29,773
Borrowings	2,238	3,548	7,997	3,787	1,833	16,066	872		36,341
Total rate sensitive liabilities	$26,783	27,670	46,419	78,813	30,754	30,761	7,355	1,423	249,978
Cumulative gap	$56,620	61,527	60,772	36,368	27,952	14,580	23,106	21,683	
Cumulative gap as a percentage of total assets	20.23%	21.99	21.72	13.00	9.99	5.21	8.26	7.75	

In preparing the above table, it has been assumed that (i) adjustable-rate one- to four-family residential mortgage loans and mortgage-backed securities with a current market index (Treasury yields, LIBOR, prime) will prepay at an annual rate of 26% to 53%; (ii) adjustable-rate one- to four-family residential mortgage loans with a lagging market index (cost of funds, national average contract rate) will prepay at an annual rate of 29% to 36%; (iii) fixed-rate one- to four-family residential mortgage loans will prepay at annual rates of 5% to 47% depending on the stated interest rate and contractual maturity of the loan; (iv) the decay rate on deposit accounts is 0.3% to 25% per year; and (v) fixed-rate certificates of deposit will not be withdrawn prior to maturity.

ASSET QUALITY/CREDIT RISK

Credit risk refers to the potential for losses on assets due to a borrower's default or to a decline in the value of the collateral supporting that asset. Franklin has taken various steps to reduce credit risk and to maintain the quality of its assets. In the past, the lending program has been focused towards relatively low risk single-family first mortgage loans, which are underwritten using standards acceptable to the Federal Home Loan Mortgage Corporation. In the future, Franklin will place more emphasis on originating multi-family and commercial real estate mortgage loans. Generally, these types of loans have higher risk characteristics than single-family mortgage loans. As part of an on-going independent Quality Control program, a sample of the loans originated are reviewed by the Compliance Officer, on a monthly basis, to confirm that underwriting standards have been followed. The results of these reviews are reported to the Chief Executive Officer. Franklin closely monitors delinquencies as a means of maintaining asset quality and reducing credit risk. Collection efforts begin with the delivery of a late notice fifteen days after a payment is due. All borrowers whose loans are more than thirty days past due are contacted by the Collection Manager in an effort to correct the problem.

The Asset Classification Committee meets at least quarterly to determine if all assets are being valued fairly and properly classified for regulatory purposes. All mortgage loans in excess of $500,000, loans to borrowers with aggregate loans outstanding exceeding $1,000,000, consumer loans and home equity lines of credit in excess of $150,000, commercial lines of credit in excess of $250,000 and repossessed assets are reviewed annually. In addition, any loan delinquent more than ninety days is reviewed quarterly. Other assets are reviewed at the discretion of the committee members.

Non-performing assets include loans that have been placed on non-accrual status, accruing loans which are ninety days or more past due and repossessed assets. Loans are placed on non-accrual status when the collection of principal and/or interest becomes doubtful or legal action to foreclose has commenced. In addition, all loans, except one- to four-family residential mortgage loans, are placed on non-accrual status when the uncollected interest becomes greater than ninety days past due. Consumer loans more than ninety days delinquent are charged against the consumer loan allowance for loan losses unless payments are currently being received and it appears likely that the debt will be collected.

The following table sets forth Franklin's non-performing assets as of the dates indicated.

	At December 31,	
	2002	2001
	(In thousands)	
Non-accruing loans	$ 1,745	417
Accruing loans ninety days or more past due	524	677
Repossessed assets	160	96
Total non-performing assets	$ 2,429	1,190

As indicated by the table above, non-performing assets increased $1.24 million during 2002. The Company believes that this increase is the result of the poor economic conditions which existed during 2002. During 2003, the Company will continue to monitor the level of these assets and strive to reduce them.

Franklin maintains an allowance for possible losses on loans and repossessed assets. The Asset Classification Committee is responsible for maintaining this allowance at a level sufficient to provide for estimated losses based on known and inherent risks in the loan portfolio. General reserves are based on the Committee's continuing analysis of the pertinent factors underlying the quality of the loan portfolio. These factors include changes in the size and composition of the loan portfolio, actual loan loss experience, current and anticipated economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured.

When available information confirms that specific loans or portions thereof are uncollectible, these loans are charged-off or specific reserves are established for the amount of the estimated loss. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: (i) the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; (ii) the Company has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; or (iii) the fair market value of the loan collateral is significantly below the current loan balance and there is no near-term prospect for improvement.

The following table is an analysis of the loss reserve activity on loans and repossessed assets during the past two years. In management's opinion, to the extent that economic and regulatory conditions remain constant, these reserves are adequate to protect Franklin against reasonably foreseeable losses.

	For the year ended December 31,	
	2002	2001
	(In thousands)	
Beginning balance	$ 1,107	1,060
Charge-offs		
One- to four-family	-	18
Multi-family	9	-
Non-residential	-	-
Consumer		
	9	18
Recoveries		
One- to four-family	-	-
Multi-family	-	-
Non-residential	-	-
Consumer		
	-	-
Net charge-offs	9	18
Additions charged to operations	105	65
Ending balance	$ 1,203	1,107
Ratio of net charge-offs to average loans outstanding	0.005%	0.009%
Ratio of net charge-offs to average non-performing assets	0.50%	1.63%

RESULTS OF OPERATIONS

The Company had net income of $1.07 million for the year ended December 31, 2002 after recognizing a $356,000 after tax loss on the sale of a WorldCom bond it held in its investment portfolio. This represents a 0.38% return on average assets and a 4.72% return on average stockholders' equity. Net income before the loss on the WorldCom bond was $1.42 million, resulting in a 0.51% return on average assets and a 6.30% return on average stockholders' equity. Book value per share at December 31, 2002 was $14.33. Net income for the year ended December 31, 2001 was $1.15 million, which represents a return on average assets of 0.42% and a return on average stockholders' equity of 5.18%. Net income for the year ended December 31, 2000 was $1.46 million. The returns on average assets and average equity for 2000 were 0.56% and 7.22%, respectively. The $99,000 decrease in 2002 net income before taxes when compared to 2001 reflects a decrease in net interest income of $52,000, an increase of $613,000 in profits on the sale of loans and investment securities, a $300,000 profit on the sale of a branch office building, a $40,000 increase in the provision for loan losses, a $540,000 loss on the sale of the WorldCom bond and an increase in operating expenses of $379,000.

Net Interest Income. Net interest income, the difference between interest earned on interest-earning assets and the interest paid on interest-bearing liabilities, is the Company's primary source of earnings. The amount of net interest income depends on the volume of interest-earning assets and interest-bearing liabilities and the rates earned or paid on those assets or liabilities. The following table presents the interest income earned on average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities and their resultant costs. Average balances shown are the average of the month end balances for each category, non-accruing loans have been included as loans carrying a zero yield, and the unrealized gain or loss on available-for-sale securities has been excluded from the calculation of the average outstanding balance. The table indicates that net interest income decreased 0.9% during 2002 to $5.46 million from $5.51 million in 2001 due to a decrease in net earning assets from $14.07 million in 2001 to $12.14 million for 2002 and an increase in the interest rate spread from 1.79% for 2001 to 1.84% for 2002 .

	2002			2001			2000		
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
					(In thousands)				
Interest-earning assets:									
Loans receivable (1)	$ 194,724	13,716	7.04%	204,831	15,287	7.46%	188,531	14,203	7.53%
Mortgage-backed securities(2)	21,775	1,127	5.18	29,675	1,963	6.61	47,095	3,152	6.69
Investments (2)	47,046	2,032	4.32	27,813	1,443	5.19	20,359	1,284	6.31
FHLB stock	3,877	179	4.62	3,667	245	6.68	2,677	192	7.17
Total interest-earning assets	$267,422	17,054	6.38%	265,986	18,938	7.12%	258,662	18,831	7.28%
Interest-bearing liabilities:									
Demand and NOW deposits	$40,971	726	1.77%	28,334	545	1.92%	24,878	510	2.05%
Savings deposits	26,809	568	2.12	21,745	599	2.75	20,836	586	2.81
Certificates of deposit	145,982	7,676	5.26	147,038	8,753	5.95	141,896	8,266	5.83
Borrowings	41,518	2,627	6.33	54,804	3,533	6.45	53,281	3,310	6.21
Total interest-bearing liabilities	$255,280	11,597	4.54%	251,921	13,430	5.33%	240,891	12,672	5.26%
Net interest income		$5,457			5,508			6,159	
Interest rate spread			1.84%			1.79%			2.02%
Net earning assets	$12,142			14,065			17,771		
Net yield on average interest-earning assets			2.04%			2.07%			2.38%
Average interest-earning assets to average interest-bearing liabilities		1.05%			1.06%			1.07%	

(1) Calculated net of deferred loan fees, loans in process and loss reserves.
(2) Investments classified as available-for-sale included at amortized cost, not fair value.

Rate/Volume Analysis. The most significant impact on the Company's net interest income between periods relates to the interaction of changes in the volume of and rates earned or paid on interest-earning assets and interest-bearing liabilities. The following rate/volume analysis describes the extent to which changes in interest rates and the volume of interest related assets and liabilities have affected net interest income during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, the information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year's rate), (ii) changes in rate (change in rate multiplied by prior year's volume) and (iii) total changes in rate and volume. The combined effect of changes in both rate and volume, which cannot be separately identified, has been allocated proportionately to the change due to volume and the change due to rate.

During 2002, net interest income decreased $52,000 compared to a $651,000 decrease during 2001. The income earned on assets decreased $1.88 million, due to a decline in the yield earned on total interest-earning assets from 7.12% to 6.38%. The decline in the yield on interest-earning assets reflects a decrease in the yield on loans from 7.46% to 7.04%, a decrease in the yield on mortgage-backed securities from 6.61% to 5.18% and a decrease in the yield on investments from 5.19% to 4.32%. The substantial decline in the yield earned on interest-earning assets during 2002 is due to the significant decrease in market interest rates. During the same period, however, interest expense decreased $1.83 million due to a decrease in the average cost of funds from 5.33% to 4.54%. The decrease in the average cost of funds reflects a decrease in the cost of certificates from 5.95% to 5.26% and decreases in the cost of borrowings, savings deposits and demand deposit accounts.

	2002 vs 2001 Increase (decrease) due to Volume	Rate	Total increase (decrease)	2001 vs 2000 Increase (decrease) due to Volume	Rate	Total increase (decrease)
			(In thousands)			
Interest income attributable to:						
Loans receivable (1)	$ (734)	(837)	(1,571)	1,215	(131)	1,084
Mortgage-backed securities	(461)	(375)	(836)	(1,153)	(36)	(1,189)
Investments	777	(188)	589	308	(149)	159
FHLB stock	15	(81)	(66)	65	(12)	53
Total interest income	$ (403)	(1,481)	(1,884)	435	(328)	107
Interest expense attributable to:						
Demand and NOW deposits	$ 220	(39)	181	63	(28)	35
Savings deposits	(3,591)	3,560	(31)	25	(12)	13
Certificates of deposit	(62)	(1,014)	(1,076)	304	183	487
Borrowings	(842)	(64)	(906)	96	127	223
Total interest expense	$ (4,275)	2,443	(1,832)	488	270	758
Increase (decrease) in net interest income	$ 3,872	(3,924)	(52)	(53)	(598)	(651)

(1) Includes non-accruing loans.

Average Yields and Rates Paid. The following table sets forth the average yields earned on loans and other investments and the average rate paid on deposit accounts and borrowings and the interest rate spread at the end of each of the past three years.

	At December 31, 2002	2001	2000
Weighted average yield on:			
Loans receivable (1)	6.71%	7.25%	7.70%
Mortgage-backed securities	4.66	6.06	6.98
Investments (2)	4.38	3.77	6.28
FHLB stock	4.50	5.75	7.50
Combined weighted average yield on interest-earning assets	6.04	6.60	7.49
Weighted average rate paid on:			
Demand and NOW deposits	1.25	1.63	1.86
Savings deposits	1.26	2.31	2.82
Certificates of deposit	4.82	5.47	6.04
Borrowings	6.06	6.28	6.48
Combined weighted average rate paid on interest-bearing liabilities	3.89	4.82	5.48
Interest rate spread	2.15%	1.78%	2.01%

(1) Includes impact of non-accruing loans.
(2) Yields reflected have not been calculated on a tax equivalent basis.

Provision for Loan Losses. Management determines the amount of the loan loss provision each year based on previous loan loss experience, current economic conditions, the composition of the loan portfolio and the current level of loan loss reserves. Charges against current operations for loan loss reserves were $104,500 for 2002, $65,175 for 2001 and $84,150 for 2000. Assets classified as substandard and loss at December 31, 2002 increased by 158.18% to $4.26 million, while non-performing assets increased by 104.12% to $2.43 million. It is management's opinion that the level of reserves at December 31, 2002 is adequate to protect Franklin against reasonably foreseeable losses.

The foregoing statement is a "forward looking" statement within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. Factors that could affect the adequacy of the allowance for loan losses include, but are not limited to, the following: (i) changes in the local and national economy which may negatively impact the ability of borrowers to repay their loans and which may cause the value of real estate and other properties that secure outstanding loans to decline; (ii) unforeseen adverse changes in circumstances with respect to certain large borrowers; (iii) decreases in the value of collateral securing consumer loans to amounts equal to or less than the outstanding balances of the loans; and (iv) determinations by various regulatory agencies that Franklin must recognize additions to its provision for loan losses based on such regulators' judgment of information available to them at the time of their examinations.

Noninterest income. Noninterest income was $2.06 million for 2002, compared to $1.15 million for 2001 and $670,000 for 2000. Current year income included profits of $641,000 on the sale of mortgage and student loans, $337,000 profit on the sale of investments, service fees of $340,000 earned on checking and money market accounts, a $300,000 profit on the sale of a branch office building, $4,100 income from Madison and $61,000 income from DirectTeller. Profits on the sale of loans and investments were $365,000 in 2001 and $21,000 in 2000. Noninterest income during 2001 and 2000 included service fees on checking and money market accounts of $298,000 and $249,000, respectively.

Noninterest Expense. Noninterest expense was $5.83 million, $4.91 million and $4.58 million for the years ended December 31, 2002, 2001 and 2000, respectively. Noninterest expense in 2002 included a $540,000 loss on the sale of a WorldCom bond. As a percentage of average assets, total noninterest expenses were 2.09%, 1.78%, and 1.74% for the three years, respectively. Excluding the loss on the WorldCom bond, noninterest expense as a percent of average assets for 2002 was 1.89%. The following table shows the major noninterest expense items, excluding the loss on the sale of the WorldCom bond, and their percent of change during 2002 and 2001.

	2002	Percent increase (decrease)	2001	Percent increase (decrease)	2000
			(In thousands)		
Compensation	$ 1,908	4.5%	1,825	3.9%	1,757
Employee benefits	425	10.7	384	16.7	329
Office occupancy	723	12.3	644	7.3	600
FDIC insurance	99	6.5	93	36.8	68
Data processing	344	9.6	314	21.7	258
Marketing	276	(9.8)	306	(0.3)	307
Professional fees	163	25.4	130	(11.6)	147
Supervisory expense	157	13.8	138	26.6	109
Taxes, other than income	214	1.9	210	(1.4)	213
Other	980	13.3	865	9.6	789
Total	$ 5,289	7.7%	4,909	7.3%	4,577

Under Statement of Financial Accounting Standards ("SFAS") No. 91 certain loan origination costs can be capitalized against specific loans thus reducing compensation expense. These capitalized costs were $203,000, $144,000 and $131,000 during 2002, 2001 and 2000, respectively. The increase in FDIC insurance, professional fees and supervisory expense during 2002 reflect the increased costs associated with the Interest Rate Risk Compliance Plan. The increase in compensation and employee benefits reflects the increased cost of health insurance, an increase in the commissions paid to our loan originators and the addition of two loan originators. The increase in data processing expense reflects increased processing fees paid to our primary provider of data processing services. The increase in occupancy expense reflects the costs associated with leasing the land on which the new branch office is being constructed and a onetime payment of $16,000 to correct the underpayment of rent on another branch location.

Provision for Federal Income Taxes. Provisions for federal income taxes were $515,676, $533,792, and $707,525 in 2002, 2001 and 2000, respectively. The effective federal income tax rates for 2002, 2001, and 2000 were 32.6%, 31.8% and 32.6%, respectively. A reconciliation of statutory federal income tax rates to the effective federal income tax rates is shown in Note 12 of the Notes to Consolidated Financial Statements.

LIQUIDITY

Liquidity refers to the ability of a financial institution to generate sufficient cash to fund current loan demand, meet savings withdrawals and pay operating expenses. All financial institutions must manage their liquidity to meet anticipated funding needs at a reasonable cost, and have contingency plans to meet unanticipated funding needs or the loss of a funding source.

The Company's liquid assets consist of cash, cash equivalents and investment securities available for sale. Liquid assets increased $15.80 million to $61.17 million at December 31, 2002.

The change in cash and cash equivalents is caused by one of three activities: operations, investing or financing. These activities are summarized below for the years ended December 31, 2002 and 2001.

	For the year ended December 31,	
	2002	2001
	(In thousands)	
Operating activities:		
Net income	$ 1,066	1,147
Adjustments to reconcile net income to net cash provided by operating activities	(438)	7,633
Net cash provided by operating activities	628	8,780
Net cash provided (used) by investing activities	(7,138)	10,499
Net cash provided by financing activities	705	412
Net increase (decrease) in cash and cash equivalents	(5,805)	19,691
Cash and cash equivalents at beginning of year	21,042	1,351
Cash and cash equivalents at end of year	$ 15,237	21,042

Operating activities include the sale of fixed-rate single-family mortgage loans of $37.80 million during 2002 and $22.17 million during 2001. The sale of fixed-rate loans allows Franklin to attempt to maintain an appropriate level of interest rate sensitivity in its loan portfolio during times when market conditions are not favorable for originating adjustable-rate loans. During 2002, interest rates on fixed-rate loans were lower than rates experienced during the past few years, so consumer demand for fixed-rate loans was very strong and the demand for adjustable-rate loans weakened. Franklin has an agreement to sell all student loans originated to a third party. Sales of $1.17 million of student loans at a profit of $14,700 occurred during 2002 compared to sales of $373,400 at a profit of $5,700 during 2001.

Loan receipts and disbursements are a major component of the Company's investing activities. Repayments on loans and mortgage-backed securities during the year ended December 31, 2002 totaled $89.16 million compared to $67.15 million during fiscal 2001. The increase in repayments is the result of lower interest rates which led to an increase in prepayments on mortgage loans and mortgage-backed securities. Loan disbursements, including loans originated for sale, during 2002 were $104.42 million compared to $73.13 million during 2001.

The Company purchased $13.04 million of mortgage-backed securities during 2002. Investment securities purchases during 2002 were $43.91 million and maturities/calls were $14.33 million. During 2001, investment securities purchases were $22.92 million and maturities/calls were $18.53 million. The increase in purchases is the result of lower interest rates during 2002, which resulted in increased loan repayments and proceeds from loan sales that could not be reinvested in the loan portfolio.

Also during 2002, the Company sold $3.43 million of fixed-rate mortgage-backed securities at a profit of $86,000 and $8.17 million of agency and corporate debt securities at a profit of $251,000. In 2001, $7.48 million of mortgage-backed securities were sold at a profit of $34,000. No investments were sold during 2000. The proceeds from the sales during 2002 were reinvested in available-for-sale agency securities and federal funds.

Financing activities include deposit account flows, the use of borrowed funds and the payment of dividends. Deposits increased $10.15 million to $219.08 million at December 31, 2002 from $208.94 million at December 31, 2001. Net of interest credited, deposits increased by $2.37 million during 2002 as compared to a $14.81 million increase during 2001. Due to the low rate environment during 2002, consumers moved funds from maturing certificates to core deposit accounts so they are poised to take advantage of future rate increases. As a result, core deposits increased $22.53 million and certificates decreased $12.39 million during 2002. The table below sets forth the deposit flows by type of account, including interest credited, during 2002 and 2001.

	For the year ended December 31,	
	2002	2001
	(In thousands)	
Passbook deposits	$ 7,209	1,788
NOW / Super NOW deposits	3,188	2,980
MMDA deposits	12,134	6,162
Total	22,531	10,930
Certificates of deposit:		
7-31 day	1	206
91 day	(131)	165
Six month	(4,146)	2,764
One year	(6,442)	995
Eighteen month	(3,861	(2,396)
Two year	(2,136)	(363)
Three year	(5,208)	(1,954)
Thirty-nine month	2,924	7,194
Five year	6,487	6,196
Jumbo certificates	139	(313)
Other	(12)	(16)
Total	(12,385)	12,478
Total deposit increase	$ 10,146	23,408

Borrowings decreased $9.05 million to $37.44 million at December 31, 2002. This decrease is primarily the result of repayment of short-term borrowings. See Note 8 of the Notes to the Consolidated Financial Statements for additional information on the outstanding borrowings.

Subject to certain limitations, based on its assets, Franklin is eligible to borrow an additional $103.00 million from the Federal Home Loan Bank ("FHLB").

At December 31, 2002, Franklin had outstanding commitments to originate or purchase $3.77 million of mortgage loans or mortgage-backed securities, as compared to $3.06 million at December 31, 2001. Additionally, Franklin had undisbursed lines of credit on consumer and commercial loans of approximately $11.82 million compared to $5.89 million at December 31, 2001. During the next twelve months, approximately $70.75 million of certificates of deposit are scheduled to mature and $13.78 million of borrowings mature or have required repayments. Based on past history, it can be anticipated that the majority of the maturing certificates will either be renewed or transferred to other Franklin accounts. Management believes that the Company has sufficient cash flow and borrowing capacity to meet these commitments and maintain desired liquidity levels.

CAPITAL

The Company's capital supports business growth, provides protection to depositors, and represents the investment of stockholders on which management strives to achieve adequate returns. The capital adequacy objectives of the Company have been developed to meet these needs. These objectives are to maintain a capital base reasonably commensurate with the overall risk profile of the Company, to maintain strong capital ratios, and to meet all regulatory guidelines. Management believes that a strong capital base is instrumental in achieving enhanced stockholder returns over the long term.

The Company's stockholders' equity increased approximately $1.23 million during 2002 from $22.20 million at December 31, 2001 to $23.43 million at the end of 2002. Book value per share increased to $14.33 at December 31, 2002 from $13.75 at the end of 2001. The increase in stockholders' equity is primarily the result of net income for the year of $1.07 million and an increase in unrealized gains on available-for-sale securities of $511,000, offset by dividends declared of $489,000. As a percentage of total assets, the Company's stockholders' equity was 8.30% and 7.94% at December 31, 2002 and 2001, respectively.

Dividends per share of $0.30 were declared in 2002 and 2001, resulting in payments of $489,000 in 2002 and $484,000 in 2001. See Note 9 of the Notes to Consolidated Financial Statements for information regarding regulatory restrictions on dividend payments from Franklin to the Company.

For regulatory purposes, Franklin is subject to a leverage ratio (core capital) and a risk-based capital requirement.

	December 31, 2002					
Capital standard	**Actual**	**Required**	**Excess**	**Actual**	**Required**	**Excess**
	(In thousands)					
Core	$ 21,511	11,160	10,351	7.71%	4.00	3.71
Risk-based	$ 22,487	13,331	9,156	13.49%	8.00	5.49

RECENT ACCOUNTING PRONOUNCEMENTS

In October 2002 the Financial Accounting Standards Board ("FASB") issued Statement No. 147, Acquisition of Certain Financial Institutions, that amends previously issued statements and interpretations relating to the acquisitions of financial institutions. The pronouncement requires all acquisitions by non-mutual enterprises to record the purchase under the purchase method of accounting. This pronouncement is effective for acquisitions on or after October 1, 2002.

In December 2002 the FASB issued Statement No. 148, Accounting for Stock Based Compensation, that amends certain previously issued statements. The pronouncement provides alternative methods for the voluntary change to the fair value method of accounting for stock based employee compensation. The pronouncement also requires additional disclosure in both annual and interim financial statements. This pronouncement is effective for fiscal years beginning after December 15, 2003.

CORPORATE INFORMATION

MARKET INFORMATION

The Company's common stock is traded in the over-the-counter market and is quoted on the Nasdaq National Market under the trading symbol "FFHS". As of December 31, 2002, there were 387 stockholders of record, not including those shares held in nominee or street name through various brokerage firms or banks. The following table sets forth the high and low closing sale prices of the Company's common stock as reported on the Nasdaq National Market during the quarters indicated. At February 28, 2003, First Franklin's closing sale price as reported on the Nasdaq National Market was $14.42.

Stock prices for the quarter ended:	Low	High
March 31, 2001	$ 8.00	$ 9.75
June 30, 2001	8.63	10.60
September 30, 2001	9.30	10.50
December 31, 2001	9.55	11.00
March 31, 2002	10.02	13.75
June 30, 2002	11.30	14.75
September 30, 2002	11.50	13.00
December 31, 2002	11.75	14.01

DIVIDENDS

Dividends are paid upon the determination of the Company's Board of Directors that such payment is consistent with the short-term and long-term interests of the Company. The factors affecting this determination include the Company's current and projected earnings, operating results, financial condition, regulatory restrictions, future growth plans and other relevant factors. The Company declared dividends of $0.30 per share during 2002 and 2001.

The principal source of earnings for the Company on an unconsolidated basis is dividends paid by Franklin. The OTS imposes various restrictions on the ability of savings institutions, such as Franklin, to make capital distributions. Capital distributions include, without limitation, payments of cash dividends, repurchases and certain other acquisitions by an institution of its shares and payments to stockholders of another institution in an acquisition of such other institution. An application must be submitted and approval obtained (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date plus the institution's retained net income for the preceding two years; (ii) if the institution will not be at least adequately capitalized following the capital distribution; or (iii) if the proposed distribution will violate a prohibition contained in any applicable statute, regulation or agreement between the institution and the OTS (or FDIC), or violate a condition imposed in an OTS approved application or notice. If the subsidiary of a holding company is not required to file an application, it must file a notice with the OTS. Due to the Interest Rate Risk Compliance Plan, during 2002 and 2001, Franklin did not pay dividends to the Company.

There is no federal regulatory restriction on the payment of dividends by the Company. However, the Company is subject to the requirements of Delaware law which generally limit dividends to an amount equal to the excess of a corporation's net assets over paid in capital or, if there is no such excess, to its net profits for the current and immediately preceding fiscal year.

TRANSFER AGENT:
Fifth Third Bank, Cincinnati, Ohio

SPECIAL COUNSEL:
Vorys, Sater, Seymour and Pease LLP, Cincinnati, Ohio

ANNUAL MEETING:
The Annual Meeting of Stockholders will be held at the corporate office of the Company located at 4750 Ashwood Drive, Cincinnati, Ohio, on April 28, 2003 at 3:00 p.m.

FORM 10-KSB:
The Company's 2002 Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission will be furnished without charge to any shareholder who contacts:

Investor Relations Department
First Franklin Corporation
4750 Ashwood Drive
P.O. Box 415739
Cincinnati, Ohio 45241
Or E-mail: dvoelpel@franklinsavings.com

Visit our Website:
www.franklinsavings.com

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors
of First Franklin Corporation and Subsidiary:

We have audited the consolidated balance sheets of First Franklin Corporation and Subsidiary as of December 31, 2002 and 2001 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Franklin Corporation and Subsidiary as of December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
January 29, 2003

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31, 2002	December 31, 2001
Cash, including certificates of deposit and other interest-earning deposits of $9,130,000 and $16,140,000 at December 31, 2002 and 2001, respectively	$ 15,236,876	21,042,279
Investment securities:		
Securities available-for-sale, at market value (amortized cost of $45,291,855 and $24,514,395 at December 31, 2002 and 2001, respectively)	45,935,031	24,327,865
Mortgage-backed securities:		
Securities available-for-sale, at market value (amortized cost of $17,716,025 and $13,818,200 at December 31, 2002 and 2001, respectively)	17,938,877	14,096,904
Securities held-to-maturity, at amortized cost (market value of $4,615,060 and $7,617,639 at December 31, 2002 and 2001, respectively)	4,351,389	7,422,879
Loans receivable, net	187,754,411	202,554,962
Real estate owned, net	159,655	89,451
Investment in Federal Home Loan Bank of Cincinnati stock, at cost	3,974,100	3,795,700
Accrued interest receivable:		
Investment securities	457,463	301,800
Mortgage-backed securities	89,500	112,000
Loans receivable	767,029	1,035,889
Property and equipment, net	3,287,025	2,406,120
Other assets	2,232,604	2,510,147
	$ 282,183,960	279,695,996

LIABILITIES

	2002	2001
Deposits	$ 219,084,042	208,937,783
Borrowed money	37,436,041	46,488,429
Advances by borrowers for taxes and insurance	1,274,374	1,309,091
Other liabilities	681,095	756,308
Total liabilities	258,475,552	257,491,611
Minority interest in consolidated subsidiary	281,175	-
Commitments (Notes 14 and 16)		

STOCKHOLDERS' EQUITY

	2002	2001
Preferred stock - $.01 par value, 500,000 shares authorized, none issued and outstanding	-	-
Common stock - $.01 par value, 2,500,000 shares authorized, 2,010,867 shares issued in 2002 and 2001.	13,406	13,406
Additional paid-in capital	6,189,237	6,189,237
Treasury stock, at cost - 375,696 shares in 2002 and 369,994 shares in 2001.	(3,753,053)	(3,888,112)
Retained earnings, substantially restricted	20,406,116	19,828,979
Accumulated other comprehensive income:		
Unrealized gain on available-for-sale securities, net of taxes of $294,500 and $31,300 at December 31, 2002 and 2001, respectively	571,527	60,875
Total stockholders' equity	23,427,233	22,204,385
	$ 282,183,960	279,695,996

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,		
	2002	2001	2000
Interest income:			
Loans receivable	$ 13,716,160	15,287,278	14,202,622
Investment securities	2,001,226	1,386,356	1,466,367
Mortgage-backed securities	1,127,205	1,962,576	3,152,436
Other interest income	209,556	301,856	9,355
	17,054,147	18,938,066	18,830,780
Interest expense:			
Deposits	8,970,225	9,896,205	9,361,196
Borrowed funds	2,627,302	3,533,462	3,310,258
	11,597,527	13,429,667	12,671,454
Net interest income	5,456,620	5,508,399	6,159,326
Provision for loan losses	104,500	65,175	84,150
Net interest income after provision for loan losses	5,352,120	5,443,224	6,075,176
Noninterest income:			
Service fees on NOW accounts	339,871	298,104	249,157
Gain on loans sold	641,244	316,808	21,457
Gain on sale of investments	336,502	48,296	-
Gain on sale of property	303,117	-	-
Other income	437,983	483,784	399,124
	2,058,717	1,146,992	669,738
Noninterest expense:			
Salaries and employee benefits	2,332,601	2,208,630	2,085,591
Occupancy	722,715	644,486	599,727
Federal deposit insurance premiums	98,767	92,919	68,029
Service bureau	343,921	313,718	257,591
Advertising	275,555	265,486	306,703
Taxes, other than income taxes	213,965	205,432	213,120
Loss on sale of investments	540,126	-	-
Other	1,301,367	1,178,939	1,046,004
	5,829,017	4,909,610	4,576,765
Income before federal income taxes	1,581,820	1,680,606	2,168,149
Provision for federal income taxes	515,676	533,792	707,525
Net income	$ 1,066,144	1,146,814	1,460,624
Net income per common share:			
Basic	$ 0.65	0.71	0.90
Diluted	$ 0.65	0.71	0.90

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,		
	2002	2001	2000
Net Income	$ 1,066,144	1,146,814	1,460,624
Other comprehensive income, net of tax			
Unrealized gain on available-for-sale securities:			
Unrealized holding gains during the year	376,260	261,170	735,736
Less: Reclassification adjustment for losses (gains) on investments securities included in net income	134,392	(31,875)	-
Comprehensive income	**$ 1,576,796**	**1,376,109**	**2,196,360**

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common stock	Additional paid-in capital	Treasury stock	Net unrealized gain(loss) on available-for-sale securities	Retained earnings
Balance, December 31, 1999	**$ 13,406**	**6,189,237**	**(3,733,041)**	**(904,156)**	**18,190,050**
Dividends declared ($.30) per common share					(484,345)
Change in net unrealized gains on securities available-for-sale, net of deferred tax of $378,975				735,736	
Purchase of treasury stock			(155,071)		
Net income for the year ended December 31, 2000					1,460,624
Balance, December 31, 2000	**$ 13,406**	**6,189,237**	**(3,888,112)**	**(168,420)**	**19,166,329**
Dividends declared ($.30) per common share					(484,164)
Change in net unrealized gains on securities available-for-sale, net of deferred tax of $118,100				229,295	
Net income for the year ended December 31, 2001					1,146,814
Balance December 31, 2001	**$ 13,406**	**6,189,237**	**(3,888,112)**	**60,875**	**19,828,979**
Dividends declared ($.30) per common share					(489,007)
Change in net unrealized gains on securities available-for-sale, net of deferred tax of $263,200				510,652	
Issuance of treasury stock			135,059		
Net income for the year ended December 31, 2002					1,066,144
Balance December 31, 2002	**$ 13,406**	**6,189,237**	**(3,753,053)**	**571,527**	**20,406,116**

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 1,066,144	1,146,814	1,460,624
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	104,500	65,175	84,150
Depreciation	203,664	179,171	159,342
Amortization	306,448	219,373	203,774
Deferred income taxes	60,690	38,413	-
Loss (gain) on sale of investments	203,624	(48,296)	-
Gain on sale of loans	(410,776)	(123,183)	(10,719)
Gain on sale of property	(303,117)	-	-
FHLB stock dividends	(178,400)	(244,800)	(192,000)
(Increase) decrease in accrued interest receivable	135,697	(5,501)	(132,953)
(Increase) decrease in other assets	(10,014)	(66,616)	43,497
Increase (decrease) in other liabilities	(75,213)	213,824	46,330
Other, net	35,475	94,116	(92,874)
Proceeds from sale of loans originated for sale	37,802,329	22,170,193	3,082,500
Disbursements on loans originated for sale	(38,313,075)	(14,858,574)	(3,085,700)
Net cash provided by operating activities	**627,976**	**8,780,109**	**1,565,971**
Cash flows from investing activities:			
Principal reductions on loans and mortgage-backed securities	89,156,435	67,147,307	45,288,263
Disbursements on mortgage and other loans originated for investment	(66,105,161)	(58,275,882)	(73,060,638)
Proceeds from sale of student loans	1,182,752	379,072	394,368
Purchase of investment securities:			
Available-for-sale	(43,907,578)	(22,916,358)	-
Proceeds from maturities/calls of investment securities:			
Available-for-sale	14,330,000	18,525,000	30,000
Pooceeds from the sale of investment securities:			
Available-for-sale	8,427,258	-	-
Purchase of mortgage-backed securities:			
Available-for-sale	(13,042,715)	-	-
Proceeds from sale of mortgage-backed securities:			
Available-for-sale	3,512,929	7,528,306	-
Purchase of interest in limited partnership	-	(1,000,000)	(500,000)
Purchase of FHLB stock	-	(200,000)	(1,187,700)
Capital expenditures	(1,226,344)	(688,177)	(131,482)
Proceeds from sale of real estate owned	88,947	-	-
Proceeds from sale of property and equipment	444,892	-	18,000
Net cash provided (used) by investing activities	**$ (7,138,585)**	**10,499,268**	**(29,149,189)**

Continued

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued

	Years ended December 31,		
	2002	2001	2000
Cash flows from financing activities:			
Net increase (decrease) in deposits	$ 10,146,259	23,407,302	(6,142,136)
Issuance (purchase) of treasury stock	135,059	-	(155,071)
Payment of dividends	(489,007)	(484,164)	(484,345)
Proceeds (repayment) of borrowings, net	(9,052,388)	(22,489,394)	31,867,375
Increase (decrease) in advances by borrowers for taxes and insurance	(34,717)	(21,353)	159,936
Net cash provided by financing activities	**705,206**	**412,391**	**25,245,759**
Net increase (decrease) in cash	**(5,805,403)**	**19,691,768**	**(2,337,459)**
Cash at beginning of year	21,042,279	1,350,511	3,687,970
Cash at end of year	**$ 15,236,876**	**21,042,279**	**1,350,511**
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest, including interest credited to savings accounts	$ 11,586,610	13,422,109	12,691,909
Income taxes	$ 595,000	550,000	585,000
Supplemental disclosure of noncash activities:			
Real estate acquired in settlement of loans	$ 179,655	96,451	-
Change in unrealized gain (loss) on available-for-sale securities	$ 773,854	347,394	1,114,711

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. **Organization and Accounting Policies:**

The following describes the organization and the significant accounting policies followed in the preparation of these financial statements.

Organization

First Franklin Corporation (the Company) is a holding company formed in 1987 in conjunction with the conversion of Franklin Savings and Loan Company (Franklin Savings) from a mutual to a stock savings and loan association. The Company's financial statements include the accounts of its wholly-owned subsidiary, Franklin Savings, and Franklin Savings' wholly-owned subsidiary, Madison Service Corporation and DirectTeller Systems Inc. which is 51% owned by the Company. Minority interest relating to the portion of DirectTeller Systems Inc. has been separately reported in the financial statements as of December 31, 2002. All significant intercompany transactions have been eliminated in consolidation.

Franklin Savings is a state chartered savings and loan, operating seven banking offices in Hamilton County, Ohio through which it offers a full range of consumer banking services. Franklin Savings is a member of the Federal Home Loan Bank (FHLB) System, and is subject to regulation by the Office of Thrift Supervision (OTS), a division of the U.S. Government Department of the Treasury. As a member of the FHLB, Franklin Savings maintains a required investment in capital stock of the FHLB of Cincinnati.

Deposit accounts are insured within certain limitations by the Savings Association Insurance Fund (SAIF), which is administered by the Federal Deposit Insurance Corporation (FDIC). An annual premium is required by the SAIF for the insurance of such deposit accounts.

Franklin Savings conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Company's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest received or paid on these amounts. The level of interest rates paid or received by Franklin Savings can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash includes certificates of deposit and other interest-earning deposits.

Investment and Mortgage-Backed Securities

Investment and mortgage-backed securities are classified upon acquisition into one of three categories: held-to-maturity, available-for-sale, or trading (see Note 2).

Held-to-maturity securities are those debt securities that the Company has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those debt and equity securities that are available to be sold in the future in response to the Company's liquidity needs, changes in market interest rates, asset-liability management strategies, and other reasons. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of applicable taxes. At December 31, 2002 and 2001 the Company did not hold any trading securities.

Gains and losses realized on the sale of investment securities are accounted for on the trade date using the specific identification method.

Loans Receivable

Loans receivable are stated at unpaid principal balance, less the allowance for loan losses and net of deferred loan origination fees.

1. Organization and Accounting Policies, Continued:

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. Changes in the overall local economy in which the Company operates may impact the allowance for loan losses.

Loans, including impaired loans, are generally classified as non-accrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. Loans that are on a current payment status or past due less than 90 days may also be classified as non-accrual if repayment in full of principal and/or interest is in doubt.

Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal. While a loan is classified as non-accrual, interest income is generally recognized on a cash basis.

A loan is defined as impaired when based on current information and events; it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company considers its investment in one to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification of impairment. With respect to the Company's investment in non-residential and multi-family residential real estate loans the evaluation of impairment on such loans is based on the lower of cost or fair value of the underlying collateral.

The Company sells loans in the secondary market. Mortgage loan sales totaled $37,802,300 and $22,170,200 during 2002 and 2001. Mortgage loan sales in 2001 included $7.2 million of loans sold out of the mortgage loan portfolio as part of the Company's Interest Rate Risk Compliance Plan (see Note 10). The amount of loans held for sale at December 31, 2002 and 2001 is not material to the loan portfolio and thus is not reported separately in the Company's balance sheet. It is generally management's intention to hold all other loans originated to maturity or earlier repayment.

The Company defers all loan origination fees, net of certain direct loan origination costs, and amortizes them over the life of the loan as an adjustment of yield.

Real Estate Owned

Real estate owned is initially carried at fair value less cost to sell at the date acquired in settlement of loans (the date the Company takes title to the property). Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated fair value at the acquisition date. Costs relating to the holding of such properties are expensed as incurred.

Property and Equipment

Land is carried at cost. Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized using the straight-line method over the terms of the related leases.

Income Taxes

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Common Share

Earnings per common share have been computed on the basis of the weighted average number of common shares outstanding, and, when applicable, those stock options that are dilutive.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates used in the preparation of the financial statements are based on various factors including the current interest rate environment and the general strength of the local economy. Changes in the overall interest rate environment can significantly affect the Company's net interest income and the value of its recorded assets and liabilities. Actual results could differ from those estimates used in the preparation of the financial statements.

2. Investment and Mortgage-Backed Securities:

The amortized cost and estimated market values of investment securities are as follows:

	December 31, 2002			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Available-for-sale:				
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 35,395,653	549,469	1,888	35,943,234
Corporate debt securities	8,759,139	133,857	98,763	8,794,233
Obligations of states and municipalities	1,137,063	60,501	-	1,197,564
	$ 45,291,855	**743,827**	**100,651**	**45,935,031**

	December 31, 2001			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Available-for-sale:				
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 9,491,667	104,178	132,345	9,463,500
Corporate debt securities	13,555,845	14,516	218,681	13,351,680
Obligations of states and municipalities	1,466,883	49,428	3,626	1,512,685
	$ 24,514,395	**168,122**	**354,652**	**24,327,865**

The amortized cost and estimated market value of investment securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturity because issuers may have the right to call obligations at par.

	Amortized cost	Estimated market value
Available-for-sale:		
Due in one year or less	$ 249,852	260,387
Due after one year through five years	14,592,301	14,766,334
Due after five years through ten years	14,647,132	14,843,736
Due after ten years	15,802,570	16,064,574
	$ 45,291,855	**45,935,031**

The Company recorded a loss on a bond during the year ended December 31, 2002 totaling $540,126. The loss was recorded through a permanet impairment and subequent sale of the bond.

2. Investment and Mortgage-Backed Securities, Continued:

The detail of interest and dividends on investment securities (including dividends on FHLB stock) is as follows:

	Years ended December 31, 2002	2001	2000
Taxable interest income	$ 1,754,023	1,075,761	1,208,806
Nontaxable interest income	68,574	65,699	65,342
Dividends	178,629	244,896	192,219
	$ 2,001,226	**1,386,356**	**1,466,367**

The amortized cost and estimated market values of mortgage-backed securities are as follows:

December 31, 2002	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Available-for-sale:				
FHLMC certificates	$ 403,505	8,404	-	411,909
FNMA certificates	1,626,714	33,251	203	1,659,762
GNMA certificates	13,685,044	188,175	-	13,873,219
Collateralized mortgage obligations	2,000,762	-	6,775	1,993,987
	$ 17,716,025	**229,830**	**6,978**	**17,938,877**
Held-to-maturity:				
FHLMC certificates	$ 1,365,298	86,349	-	1,451,647
FNMA certificates	1,758,702	87,809	-	1,846,511
GNMA certificates	1,227,389	89,513	-	1,316,902
	$ 4,351,389	**263,671**	**-**	**4,615,060**

December 31, 2001	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Available-for-sale:				
FHLMC certificates	$ 777,719	23,180	-	800,899
FNMA certificates	5,699,094	180,565	104	5,879,555
GNMA certificates	4,841,387	78,438	-	4,919,825
Collateralized mortgage obligations	2,500,000	-	3,375	2,496,625
	$ 13,818,200	**282,183**	**3,479**	**14,096,904**
Held-to-maturity:				
FHLMC certificates	$ 2,312,238	63,453	-	2,375,691
FNMA certificates	2,599,886	39,850	-	2,639,736
GNMA certificates	2,510,755	91,457	-	2,602,212
	$ 7,422,879	**194,760**	**-**	**7,617,639**

3. **Loans Receivable:**

The Company primarily originates single family real estate loans in southwestern Ohio. Loans are originated on the basis of credit policies established by the Company's management and are generally collateralized by first mortgages on the properties. Management believes that the Company has a diversified loan portfolio and there are no credit concentrations other than in residential real estate.

Loans receivable, net, consists of the following:

	December 31, 2002	December 31, 2001
First mortgage loans:		
Principal balances:		
Collateralized by one- to four-family residences	$ 112,895,671	137,242,397
Collateralized by multi-family properties	13,909,357	13,707,584
Collateralized by other properties	30,183,524	29,923,446
Construction loans	10,677,067	8,501,600
	167,665,619	189,375,027
Less:		
Undisbursed portion of construction loans	(2,390,318)	(5,270,302)
Net deferred loan origination fees	(111,549)	(83,081)
Total first mortgage loans	165,163,752	184,021,644
Consumer and other loans:		
Principal balances:		
Consumer loans	1,850,715	3,042,627
Lines of credit	20,965,201	15,142,165
Loans on savings accounts	450,803	488,322
Student loans	507,101	959,935
Total consumer and other loans	23,773,820	19,633,049
Less allowance for loan losses	(1,183,161)	(1,099,731)
	$ 187,754,411	202,554,962

Activity in the allowance for loan losses is summarized as follows:

	Years ended December 31, 2002	2001	2000
Balance, beginning of year	$ 1,099,731	1,060,048	975,898
Provision for loan losses	104,500	65,175	84,150
Charge-offs and recoveries, net	(1,070)	(25,492)	-
Transfers to allowance for losses on real estate owned	(20,000)	-	-
Balance, end of year	$ 1,183,161	1,099,731	1,060,048

It is the opinion of management that adequate provisions have been made for anticipated losses in the loan portfolio. At December 31, 2002 and 2001 the recorded investment in loans for which impairment has been recognized was immaterial to the Company's financial statements. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Loans on nonaccrual status as of December 31, 2002 and 2001 were approximately $1,745,000 and $417,000, respectively. Accruing loans over 90 days delinquent were $524,000 and $677,000 as of December 31, 2002 and 2001, respectively. Income recognized on a cash basis on nonaccrual loans for the year 2002 was $65,000. Additional interest income of $74,000 would have been recognized if the nonaccrual loans had been in accordance with their original terms.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were approximately $69,743,000, $56,654,000 and $47,997,000 at December 31, 2002, 2001 and 2000, respectively.

3. Loans Receivable, Continued:

Mortgage servicing rights of $245,198, $199,297 and $7,538 were capitalized in 2002, 2001 and 2000,respectively. The fair value of mortgage servicing rights approximates the current book value as of December 31, 2002 and 2001.The carrying value of the Company's servicing rights totaled approximately $349,000 and $309,000 at December 31, 2002 and 2001. Amortization of mortgage-servicing rights was $205,125, $119,169 and $86,152 for 2002, 2001 and 2000, respectively.

4. Real Estate Owned:

Real estate owned consists of the following:

		December 31,	
		2002	2001
Real estate owned	$	179,655	96,451
Less: allowance for losses		(20,000)	(7,000)
	$	**159,655**	**89,451**

Activity in the allowance for losses on real estate owned is summarized as follows:

		Years ended December 31,		
		2002	2001	2000
Balance, beginning of year	$	7,000	-	-
Write-down of property		(7,000)	7,000	-
Transfers from allowance for loan losses		20,000	-	-
Balance, end of year	$	**20,000**	**7,000**	**-**

5. Property and Equipment:

Property and equipment, net, consists of the following:

		December 31,	
		2002	2001
Buildings and improvements	$	1,781,291	1,599,289
Leasehold improvements		1,049,950	1,035,033
Furniture, fixtures and equipment		2,066,241	1,842,976
		4,897,482	**4,477,298**
Accumulated depreciation and amortization		(3,334,346)	(3,156,294)
		1,563,136	**1,321,004**
Construction in progress		537,354	-
Land		1,186,535	1,085,116
	$	**3,287,025**	**2,406,120**

5. Property and Equipment, Continued:

The Company is constructing a new branch location that is expected to open in the first quarter of 2003. The estimated total cost of the building and equipment is expected to be approximately $850,000. As of December 31, 2002 the Company had paid approximately $537,000 for the construction. The former Glenway branch location was sold for approximately $445,000 generating a gain of approximately $303,000. The gain on the sale has been deferred for income tax purposes via a property exchange agreement.

6. Other Assets:

Included in other assets as of December 31, 2002 and 2001 is a $1,500,000 investment in Financial Institutions Partners III, L.P. recorded under the cost method. The net asset value of the Company's pro-rata interest in the partnership as estimated by Hovde Financial Inc., the general partner, is approximately $2,106,000 and $1,890,000 at December 31, 2002 and 2001. There is not a readily determinable market for ownership interests in this investment. The partnership invests primarily in equity securities of publicly-traded financial institutions.

7. Deposits:

Deposits consist of the following:

	December 31, 2002			December 31, 2001		
	Weighted average rate	Amount	Percent of deposits	Weighted average rate	Amount	Percent of deposits
Passbooks	1.26%	$ 29,772,804	13.6%	2.31%	$ 22,563,402	10.8%
NOW accounts and variable rate money market savings and checking accounts	1.25	50,020,013	22.8	1.63	34,698,131	16.6
		79,792,817	**36.4**		**57,261,533**	**27.4**
Certificates:						
1-6 month	1.97	9,246,161	4.2	3.24	13,537,453	6.5
1 year	2.52	17,356,134	7.9	4.38	23,799,156	11.4
18 month	3.15	11,395,512	5.2	5.28	15,255,866	7.3
18 month - 5 years	5.46	47,807,882	21.9	6.02	52,227,635	25.0
5-8 years	6.10	50,222,813	22.9	6.35	43,732,276	20.9
Jumbos	1.75	3,262,723	1.5	2.76	3,123,864	1.5
		139,291,225	**63.6**		**151,676,250**	**72.6**
Total deposits		**$ 219,084,042**	**100.0%**		**$ 208,937,783**	**100.0%**

At December 31, 2002, scheduled maturities of certificates of deposit are as follows:

2003	$ 70,750,806
2004	22,693,943
2005	30,149,799
2006	8,906,422
2007	6,779,956
Thereafter	10,299
	$ 139,291,225

7. Deposits, Continued:

Interest and dividends paid and accrued on deposits, net of penalties assessed depositors exercising early certificate withdrawal privileges, are as follows:

	Years ended December 31,		
	2002	2001	2000
Passbooks	$ 568,031	598,593	586,187
NOW and money market accounts	725,925	544,723	510,105
Certificates	7,676,269	8,752,889	8,264,904
	$ 8,970,225	**9,896,205**	**9,361,196**

Certificates of deposit with balances of $100,000 or more totaled approximately $29,836,000 and $27,943,000 at December 31, 2002 and 2001, respectively.

8. Borrowed Money:

Borrowed money at December 31, 2002 consists of the following:

Maturing during	Average interest rate	Outstanding balance
2003	6.99%	$ 9,070,896
2004	5.28	4,219,850
2005	7.36	1,000,000
2006	8.15	72,262
2007	4.97	5,000,000
2008-2012	6.37	16,757,933
Thereafter	1.48	1,315,100
	6.07%	**$ 37,436,041**

At December 31, 2001 the Company's borrowings consisted of $36,341,000 of fixed-rate loans and $1,095,000 of variable-rate loans.

The borrowings require principal payments as follows:

2003	$ 13,781,006
2004	2,672,614
2005	2,211,082
2006	1,001,641
2007	831,218
Thereafter	16,938,480
	$ 37,436,041

As collateral for the borrowings from the FHLB, the Company has pledged mortgage loans equal to or greater than 135% of the outstanding balance. Included in the Company's borrowed money are borrowings with a balance of $1,095,008 under a credit line totaling $1.5 million. At December 31, 2002, the Company was not in compliance with the bank loan covenants relating to loan delinquencies. The bank has waived the covenants through December 31, 2002.

9. **Stockholders' Equity:**

Retained earnings are restricted by regulatory requirements and federal income tax requirements.

In connection with the insurance of savings deposits by SAIF, Franklin Savings is required to maintain specified capital levels based on OTS regulations (see Note 10). At December 31, 2002, the most restrictive required level of capital to satisfy regulatory requirements was approximately $13,331,000.

Prior to 1996 Franklin Savings was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 2002, include approximately $3,167,000 for which federal income taxes have not been provided. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $1,050,000 at December 31, 2002.

A bill repealing the thrift bad debt reserve was signed into law and was effective for taxable years beginning after December 31, 1995. All savings banks and thrifts are required to account for tax reserves for bad debts in the same manner as banks. Such entities with assets less than $500 million are required to maintain a moving average experience based reserve and no longer will be able to calculate a reserve based on a percentage of taxable income.

Tax reserves accumulated after 1987 were automatically subject to recapture. The recapture will occur in equal amounts over six years beginning in 1997 and can be deferred up to two years, depending on the level of loans originated. The tax law change has no effect as the Company has had no increase in tax reserves accumulated after 1987. Pre-1988 tax reserves will not have to be recaptured unless the thrift or successor institution liquidates, redeems shares or pays a dividend in excess of earnings and profits.

Payment of dividends on the common stock of the Company could be subject to the availability of funds from dividend distributions of Franklin Savings, which are subject to various restrictions.

The OTS imposes various restrictions on the ability of savings institutions, such as Franklin, to make capital distributions. Capital distributions include, without limitation, payments of cash dividends, repurchases and certain other acquisitions by an institution of its shares and payments to stockholders of another institution in an acquisition of such other institution. An application must be submitted and approval obtained (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date plus the institution's retained net income for that year to date, plus the retained net income for the preceding two years; (ii) if the institution will not be at least adequately capitalized following the capital distribution; or (iii) if the proposed distribution will violate a prohibition contained in any applicable statute, regulation or agreement between the institution and the OTS (or FDIC), or violate a condition imposed in an OTS approved application or notice. If the subsidiary of a holding company is not required to file an application, it must file a notice with the OTS. The amount of any dividends cannot reduce the Company's capital below the liquidation account discussed below.

In accordance with regulatory requirements, Franklin Savings established a special "Liquidation Account" for the benefit of certain deposit account holders in an amount equal to the regulatory capital of Franklin Savings as of September 30, 1987 of $8.1 million. In the event of a complete liquidation of Franklin Savings, each eligible account holder would be entitled to his interest in the Liquidation Account prior to any payment to holders of common stock, but after payments of any amounts due to the creditors of Franklin Savings (including those persons having deposit accounts with Franklin Savings). The amount of the Liquidation Account is subject to reduction as a result of deposit account withdrawals by eligible account holders after the conversion. Any assets remaining after the payments of creditors and the above liquidation rights of eligible account holders would be distributed to the holders of common stock in proportion to their stock holdings.

9. Stockholders' Equity, Continued:

The Company has a stock option plan (the 1997 Stock Option and Incentive Plan) for officers, key employees and directors, under which options to purchase the Company's common shares are granted at a price no less than the fair market value of the shares at the date of the grant. Options could be exercised during a term to be determined by a committee appointed by the Board of Directors, but in no event more than ten years from the date they are granted. The Company has authorized the issuance of 175,984 common shares under the plan. Transactions involving the Plan are summarized as follows:

	2002	2001	2000
Options outstanding at beginning of year	175,984	165,610	152,217
Granted	-	45,012	62,070
Canceled/Forfeited	(3,794)	(34,638)	(48,677)
Exercised	(1,298)	-	-
Options outstanding at end of year	**170,892**	**175,984**	**165,610**

All options have an exercise price between $7.75 and $19.80. The options granted vest over a three year period from the date of grant and the Company has implemented certain performance goals for the grants to be exercisable. The Company did not meet the performance goals for 2001and 2000 thereby reducing the 2000 and 1999 options by 50%.

The Company has another stock option plan (the 2002 Stock Option and Incentive Plan) for officers, key employees and directors, under which options to purchase the Company's common shares are granted at a price no less than the fair market value of the shares at the date of the grant. Options could be exercised during a term to be determined by a committee appointed by the Board of Directors, but in no event more than ten years from the date they are granted. The Company has authorized the issuance of up to approximately 161,000 common shares under the plan. Transactions involving the Plan are summarized as follows:

	2002	2001
Options outstanding at beginning of year	20,538	-
Granted	65,175	20,538
Canceled/Forfeited	(707)	-
Exercised	-	-
Options outstanding at end of year	**85,006**	**20,538**

All options granted under the 2002 plan have an exercise price between $10.14 and $15.10. The options granted vest over a three year period from date of grant and the Company has implemented certain performance goals for the grants to be exercisable.

The Company applies Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its option plan. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for the awards under those plans consistent with the method of SFAS Statement 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2002	2001	2000
Net income:			
As reported	$ 1,066,144	1,146,814	1,460,624
Additional compensation cost	60,150	104,025	222,340
Pro forma net income	1,005,994	1,042,789	1,238,284
Basic earnings per share:			
As reported	$ 0.65	0.71	0.90
Pro forma earnings per share	0.62	0.65	0.77

9. **Stockholders' Equity, Continued:**

The fair value and pro forma income information calculated for options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2002, 2001, and 2000 respectively: expected volatility of .34 percent, .11 percent, and .30 percent, risk free interest rates of 3.9 percent, 5.3 percent, and 5.3 percent, dividend yields of .30 percent, .30 percent, and .30 percent, and for all years, expected lives of ten years.

10. **Regulatory Matters:**

The OTS has promulgated regulations implementing uniform minimum capital requirements and capital adequacy standards for federally insured savings associations. At December 31, 2002, the capital standards include a 4.0% tier 1 capital requirement and a risk-based capital requirement (computed on a risk-adjusted asset base) of 8.0%. At December 31, 2002, Franklin Savings meets each of the capital requirements as follows:

	Computed regulatory requirements	Franklin's computed capital	Franklin's computed capital as a percent of total assets or risk-adjusted assets
Tier 1 capital	$11,160,000	21,511,000	7.71%
Risk-based capital	13,331,000	22,487,000	13.49%

In May 2000, Franklin Savings submitted an Interest Rate Risk Compliance Plan (Plan) to the OTS containing various provisions to reduce its interest rate risk. Franklin met the goal of the Plan during the first quarter of 2001 and the OTS released Franklin from the Plan on September 9, 2002.

11. **Fair Values of Financial Instruments:**

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires that the Company disclose estimated fair values for its financial instruments. The following methods and assumptions were used to estimate the fair value of the Company's financial instruments.

Cash and Cash Equivalents and Investment in FHLB Stock

The carrying value of cash and cash equivalents and the investment in FHLB stock approximates those assets' fair value.

Investment and Mortgage-Backed Securities

For investment securities (debt instruments) and mortgage-backed securities, fair values are based on quoted market prices, where available. If a quoted market price is not available, fair value is estimated using quoted market prices of comparable instruments.

Loans Receivable

The fair value of the loan portfolio is estimated by evaluating homogeneous categories of loans with similar financial characteristics. Loans are segregated by types, such as residential mortgage, commercial real estate, and consumer. Each loan category is further segmented into fixed and adjustable rate interest terms, and by performing and nonperforming categories.

11. Fair Values of Financial Instruments: Continued:

The fair value of performing loans, except residential mortgage loans, is calculated by discounting contractual cash flows using estimated market discount rates which reflect the credit and interest rate risk inherent in the loan. For performing residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources. The fair value for significant nonperforming loans is based on recent internal or external appraisals. Assumptions regarding credit risk, cash flow, and discount rates are judgmentally determined by using available market information.

Deposits

The fair values of passbook accounts, NOW accounts, and the money market savings and demand deposits equal their carrying values. The fair value of fixed-maturity certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered for deposits of similar remaining maturities.

Borrowed Money

Rates currently available to the Company for borrowings with similar terms and remaining maturities are used to estimate the fair value of existing borrowings.

Commitments to Extend Credit

The fair value of commitments to extend credit approximates the contractual amount due to the comparability of current levels of interest rates and the committed rates.

The estimated fair values of the Company's financial instruments at December 31, 2002 and 2001 are as follows:

	December 31, 2002		December 31, 2001	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:				
Cash and cash equivalents	$15,236,876	15,236,876	21,042,279	21,042,279
Investment securities	45,935,031	45,935,031	24,327,865	24,327,865
Mortgage-backed securities	22,290,266	22,554,000	21,519,783	21,715,000
Loans receivable	187,754,411	189,455,000	202,554,962	202,952,000
Financial liabilities:				
Deposits	219,084,042	224,661,000	208,937,783	213,076,000
Borrowed money	37,436,041	36,761,000	46,488,429	46,488,000

	December 31, 2002		December 31, 2001	
	Contractual amount	Fair value	Contractual amount	Fair value
Unrecognized financial instruments:				
Commitments to extend credit	$ 3,769,000	3,769,000	3,063,000	3,063,000
Unfunded construction loans	2,390,000	2,390,000	5,270,000	5,270,000
Undisbursed home equity and commercial lines of credit	11,822,000	11,822,000	5,893,000	5,893,000

12. Federal Income Taxes:

The components of income tax expense are as follows:

	Years ended December 31,		
	2002	2001	2000
Federal:			
Current	$ 454,986	495,379	707,525
Deferred	60,690	38,413	-
	$ 515,676	533,792	707,525

Total income tax expense differed from the amounts computed by applying the federal statutory tax rates to pretax income as follows:

	Years ended December 31,		
	2002	2001	2000
Tax at statutory rates	$ 537,819	571,406	737,170
Benefit of tax exempt interest	(18,130)	(15,846)	(16,014)
Other	(4,013)	(21,768)	(13,631)
	$ 515,676	533,792	707,525

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

	Years ended December 31,	
	2002	2001
Deferred tax asset arising from:		
Allowance for loan losses	$ 438,400	402,800
Deferred loan fees and costs	17,200	32,500
Depreciation	49,900	47,500
Investment in partnership	144,800	80,530
Other, net	57,000	40,970
Total deferred tax assets	**707,300**	**604,300**
Deferred tax liability arising from:		
FHLB stock	(619,100)	(558,500)
Like-kind exchange	(103,100)	
Unrealized gain on securities	(294,400)	(31,300)
Total deferred tax liabilities	**(1,016,600)**	**(589,800)**
Net deferred tax asset (liability)	**$ (309,300)**	**14,500**

Net deferred tax assets and federal income tax expense in future years can be significantly affected by changes in enacted tax rates.

13. Benefit Plans:

The Company has a noncontributory defined contribution plan and an employee stock ownership plan (ESOP) which cover substantially all full-time employees after attaining age twenty-one and completing one year of service.

In 1996 the Company implemented a noncontributory defined contribution plan. The Company makes an annual contribution to the plan equal to 10% of the eligible employees' compensation. Total expense under this defined contribution plan was $170,400, $166,400 and $126,400 for the years ended December 31, 2002, 2001 and 2000, respectively. Each participant in the ESOP is assigned an account which is credited with cash and shares of common stock of the Company based upon compensation earned, subject to vesting on a graduated scale over six years. Contributions to the ESOP are made by the Company and can be in the form of either cash or common stock of First Franklin. The Company contributed $100,000 to the ESOP in each of 2002, 2001 and 2000. At December 31, 2002, the ESOP is not leveraged, and all shares are allocated or committed to be allocated.

13. Benefit Plans, Continued:

All ESOP shares are considered outstanding for purposes of computing earnings per share for 2002, 2001, and 2000. The Company's policy is to charge to expense the amount contributed to the ESOP. At December 31, 2002, the ESOP held 171,624 allocated shares and 12,300 shares committed to be allocated.

14. Lease Commitments:

The Company, as lessee, leases certain facilities under operating leases which expire over the next twenty years, with renewal options.

The following is a schedule, by years, of future minimum rental payments required under operating leases during the remaining noncancellable portion of the lease terms:

Year ending December 31:	
2003	$ 184,692
2004	129,475
2005	84,710
2006	63,972
2007	65,772
Thereafter	844,969
	$ 1,373,590

Rent expense was $201,644, $141,306 and 121,332 in 2002, 2001 and 2000, respectively.

The Company, as lessor, leases a portion of its administrative office under a month-to-month lease which requires the tenant to pay six months rent if they move.

15. Loans to Related Parties:

Certain officers and directors of the Company, including their families, had loans outstanding exceeding $60,000 individually during the three-year period ended December 31, 2002. The following is an analysis of the activity of such loans for the years indicated:

	Years ended December 31,		
	2002	**2001**	**2000**
Balance, beginning of year	$ 1,658,456	1,740,655	1,953,674
Loans originated	175,952	21,595	22,812
Repayments	(80,933)	(45,492)	(77,551)
Loans under threshold	-	(58,302)	-
Employment changes	-	-	(158,280)
Balance, end of year	**$ 1,753,475**	**1,658,456**	**1,740,655**

16. Loan Commitments:

In the ordinary course of business, the Company has various outstanding commitments to extend credit that are not reflected in the accompanying consolidated financial statements. These commitments involve elements of credit risk in excess of the amount recognized in the balance sheet.

The Company uses the same credit policies in making commitments for loans as it does for loans that have been disbursed and recorded in the consolidated balance sheet. The commitment generally requires that the borrower provide collateral which generally consists of a first mortgage on improved or unimproved real estate, when performance under the contract occurs.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Certain of these commitments are for fixed rate loans, and, therefore, their value is subject to market risk as well as credit risk.

At December 31, 2002, the Company's total commitment to extend credit was approximately $3,769,000, and the Company had commitments to disburse construction loans of approximately $2,390,000. The Company also had undisbursed lines of credit on consumer and commercial loans of approximately $11,822,000.

17. First Franklin Corporation - Parent Company Only Financial Information:

The following condensed balance sheets as of December 31, 2002 and 2001 and condensed statements of income and cash flows for each of the three years in the period ended December 31, 2002 for First Franklin Corporation should be read in conjunction with the consolidated financial statements and notes thereto.

CONDENSED BALANCE SHEETS

ASSETS

	December 31, 2002	December 31, 2001
Cash	$ 68,461	137,239
Investment in Franklin Savings	21,987,179	20,386,236
Loans to Franklin Savings	-	125,000
Other assets	2,993,537	1,791,114
	$ 25,049,177	22,439,589

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Liabilities	$ 1,621,944	235,204
Preferred stock - $.01 par value, 500,000 shares authorized, none issued and outstanding	-	-
Common stock - $.01 par value, 2,500,000 shares authorized, 2,010,867 shares issued in 2002 and 2001.	13,406	13,406
Additional paid-in capital	6,189,237	6,189,237
Treasury stock, at cost - 375,696 shares in 2002 and 396,994 shares in 2001.	(3,753,053)	(3,888,112)
Retained earnings	20,406,116	19,828,979
Net unrealized gain on available-for-sale securities of parent and subsidiary	571,527	60,875
	$ 25,049,177	22,439,589

17. First Franklin Corporation - Parent Company Only Financial Information, Continued:

CONDENSED STATEMENTS OF INCOME

	Years ended December 31,		
	2002	2001	2000
Equity in earnings of Franklin Savings	$ 1,090,291	1,163,986	1,477,252
Interest income	1,252	19,655	57,258
Operating expenses	(360,156)	(309,343)	(359,513)
Other Income	242,157	238,966	247,677
Federal income tax benefit	92,600	33,550	37,950
Net Income	**$ 1,066,144**	**1,146,814**	**1,460,624**

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 1,066,144	1,146,814	1,460,624
Equity in earnings of Franklin Savings	(1,090,291)	(1,163,986)	(1,477,252)
Change in other assets and liabilities	(65,683)	(4,771)	(5,621)
Net cash used by operating activities	**(89,830)**	**(21,943)**	**(22,249)**
Cash flows from investing activities:			
Net repayments of loans to Franklin Savings	125,000	500,000	1,125,000
Purchase of investment from Franklin Savings	(1,095,008)	-	(500,000)
Net cash provided (used) by investing activities	**(970,008)**	**500,000**	**625,000**
Cash flows from financing activities:			
Payment of dividends	(489,007)	(484,164)	(484,345)
Borrowed money	1,220,008	-	-
Issuance (purchase) of treasury stock	260,059	-	(155,071)
Net cash provided (used) by financing activities	**991,060**	**(484,164)**	**(639,416)**
Net decrease in cash	(68,778)	(6,107)	(36,665)
Cash at beginning of year	137,239	143,346	180,011
Cash at end of year	**$ 68,461**	**137,239**	**143,346**

In 2002, Franklin Savings sold its $1 million investment in Financial Institutions Partners III. L.P. to First Franklin.The investment was sold at the estimated fair market value of $ 1,095,008. First Franklin financed this transaction with borrowings from a bank. The gain on the sale from this transaction is eliminated in consolidation.

18. Madison Service Corporation:

In accordance with OTS requirements, the following summary of financial information of Madison Service Corporation for the year ended December 31, 2002, is presented:

BALANCE SHEET

ASSETS

Cash	$	251,528
Other assets		15,000
	$	**266,528**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$	162
Equity		266,366
	$	**266,528**

STATEMENT OF OPERATIONS

Revenues:		
Interest Income	$	7,424
Service fees and other		2,334
Operating expenses		(3,580)
Income before federal income tax		**6,178**
Federal income tax		2,100
Net income	**$**	**4,078**

a. Summary of significant accounting policies:

The accounting policies followed in the preparation of the financial statements of Madison Service Corporation are included in Note 1.

b. Intercompany transactions:

Intercompany transactions with Franklin Savings, which are not material, have been eliminated in consolidation.

c. Franklin Savings' investment in Madison Service Corporation consists of:

Common stock, 220 shares issued and outstanding	$	110,000
Retained earnings		156,366
	$	**266,366**

19. Earnings Per Share:

Earnings per share (EPS) for the years ended December 31, 2002, 2001 and 2000 are calculated as follows:

	For the year ended December 31, 2002		
	Income (numerator)	Shares (denominator)	Per-share amount
Basic EPS			
Income available to common stockholders	$ 1,066,144	1,628,260	$ 0.65
Effect of dilutive securities:			
Stock options			
1997 and 2002 Plan	-	-	
Diluted EPS			
Income available to common stockholders + assumed conversions	$ 1,066,144	1,628,260	$ 0.65

	For the year ended December 31, 2001		
	Income (numerator)	Shares (denominator)	Per-share amount
Basic EPS			
Income available to common stockholders	$ 1,146,814	1,613,873	$ 0.71
Effect of dilutive securities:			
Stock options			
1997 Plan	-	-	
Diluted EPS			
Income available to common stockholders + assumed conversions	$ 1,146,814	1,613,873	$ 0.71

	For the year ended December 31, 2000		
	Income (numerator)	Shares (denominator)	Per-share amount
Basic EPS			
Income available to common stockholders	$ 1,460,624	1,616,623	$ 0.90
Effect of dilutive securities:			
Stock options			
1997 Plan	-	-	
Diluted EPS			
Income available to common stockholders + assumed conversions	$ 1,460,624	1,616,623	$ 0.90

The effect of the stock options was anti-dilutive for the years ended December 31, 2002, 2001 and 2000, therefore the stock options were not included in the dilutive EPS for those periods.

20. Quarterly Financial Information (Unaudited):

All adjustments necessary for a fair statement of operations for each period have been included.

	2002 (Dollars in thousands except per share data)			
	First quarter	Second quarter	Third quarter	Fourth quarter
Interest income	$ 4,366	4,299	4,304	4,085
Interest expense	3,044	2,966	2,887	2,700
Net interest income	**1,322**	**1,333**	**1,417**	**1,385**
Provision for loan losses	19	29	28	29
Net interest income after provision for loan losses	**1,303**	**1,304**	**1,389**	**1,356**
Noninterest income	254	301	596	908
Noninterest expense	1,300	1,992	1,411	1,126
Income before federal income taxes	**257**	**(387)**	**574**	**1,138**
Federal income taxes	80	(142)	187	391
Net income	**$ 177**	**(245)**	**387**	**747**
Earnings per common share				
Basic	**$ 0.11**	**(0.15)**	**0.24**	**0.45**
Diluted	**$ 0.11**	**(0.15)**	**0.24**	**0.45**

	2001 (Dollars in thousands except per share data)			
	First quarter	Second quarter	Third quarter	Fourth quarter
Interest income	$ 4,976	4,775	4,623	4,564
Interest expense	3,478	3,389	3,339	3,224
Net interest income	**1,498**	**1,386**	**1,284**	**1,340**
Provision for loan losses	18	10	18	19
Net interest income after provision for loan losses	**1,480**	**1,376**	**1,266**	**1,321**
Noninterest income	313	292	227	315
Noninterest expense	1,193	1,256	1,225	1,235
Income before federal income taxes	**600**	**412**	**268**	**401**
Federal income taxes	198	131	84	121
Net income	**$ 402**	**281**	**184**	**280**
Earnings per common share				
Basic	**$ 0.23**	**0.17**	**0.12**	**0.19**
Diluted	**$ 0.23**	**0.17**	**0.12**	**0.19**

First Franklin Corporation

Officers

Thomas H. Siemers
President - CEO

Daniel Voelpel
Vice President - CFO

Gretchen Schmidt
Secretary - Treasurer

Directors

Richard H. Finan
Attorney and Ohio State Senator

Donald E. Newberry, Sr.
Pastor, Lee Chapel AME Church

John L. Nolting
President and CEO, DataTech Services, Inc.

Thomas H. Siemers
President and CEO

Mary W. Sullivan
Attorney

Franklin Savings & Loan Company

Officers

Thomas H. Siemers
President - CEO

David E. Haerr
Vice President - CLO

Daniel Voelpel
Vice President - CFO

Gretchen Schmidt
Vice President - COO

Larry Spitzmueller
Vice President - Compliance & Internal Audit

Directors

Richard H. Finan
Donald E. Newberry, Sr.
John L. Nolting
Thomas H. Siemers
Mary W. Sullivan

Directors Emeriti

Mary J. Hunter
Francis J. Macke
James E. Hoff, S.J.

Chief Counsel

Maurice A. Niehaus



First Franklin Corporation

CORPORATE OFFICE
4750 Ashwood Drive
Cincinnati, Ohio 45241
(513) 469-5352